Exhibit 99.2

AMENDMENT TO THE PG&E CORPORATION

2014 LONG-TERM INCENTIVE PLAN

The PG&E Corporation 2014 Long-Term Incentive Plan (the “LTIP”) has been amended, effective as of, and subject to the occurrence of, the Effective Date (as defined in the Plan) of the Debtors’ and Shareholder Proponents’ Joint Chapter 11 Plan of Reorganization Dated March 16, 2020 [Docket No. 6320] (together with all schedules and exhibits thereto, and as may be amended, modified or supplemented from time to time, the “Plan”) to increase the number of shares of common stock of PG&E Corporation available for issuance thereunder by 30,000,000 shares of common stock of PG&E Corporation. No LTIP or other long-term incentive compensation program will be implemented during the pendency of these Chapter 11 Cases absent Court approval.